

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2023

Ryohei Uetaki
Chief Executive Officer
World Scan Project, Inc.
2-18-23, Nishiwaseda
Shinjuku-Ku
Tokyo, 162-0051
Japan

> **Re: World Scan Project, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 15, 2023**
> **File No. 333-271918**

Dear Ryohei Uetaki:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Carl Ranno